GOLD KIST HOLDINGS INC.

244 Perimeter Center Parkway, NE

Atlanta, Georgia 30346

October 6, 2004

Via Facsimile and EDGAR Filing

(202) 942-9528

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Gold Kist Holdings Inc. – Registration Statement on Form S-1

(File No. 333-116067)

Acceleration Request

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gold Kist Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective under the Securities Act of 1933, as amended, at 11:00 a.m., Washington, D.C. time, on October 6, 2004 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

        The acceleration request of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as managing underwriter of the offering, together with supplemental information concerning the distribution of the preliminary prospectus, will be provided to you today by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

        The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company hereby confirms that as of the date hereof, there has been no material change in the operating or financial condition of the Company since the date of the latest financial data set forth in the Registration Statement.

Sincerely, GOLD KIST HOLDINGS INC.

By:	/s/ J. David Dyson
Name:	J. David Dyson
Title:	General Counsel, Vice President and Secretary

cc:	H. Roger Schwall, Assistant Director

         Johanna Vega Losert, Examiner

October 6, 2004

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Gold Kist Holdings Inc.
Common Stock
File No. 333-11067, Form S-1

To whom it may concern:

In connection with the proposed offering of the common stock registered on the above- captioned Registration Statement, we wish to advise you that we hereby join with the Registrant’s request pursuant to Rule 461 under the Securities Act of 1933 that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 6, 2004, at 11:00 a.m. or as soon as practicable thereafter. Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: September 3, 2004 and September 24, 2004

(ii)	Dates of distribution: September 3, 2004 - October 4, 2004

(iii)	Number of prospective underwriters: 5

(iv)	Number of prospectuses distributed under (iii) above: September 3, 2004 distribution, approximately 11,926; September 24, 2004 distribution, approximately 11,926

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Very truly yours, Merrill Lynch, Pierce, Fenner & Smith Incorporated

/s/ Marcelo Cosma
Marcelo Cosma Director and Senior Counsel